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S 21001789

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67738

SEC Mail Processing
FEB 2 [illegible]
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The New PenFacs, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

337 Turnpike Road, Suite 203
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik DeGregorio (603) 893-3563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street, Bldg. S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Erik DeGregorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The New PenFacs, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicholas G Gagne
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 25, 2027

Nick Gagne
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEW PENFACS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020 AND 2019

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2020 AND 2019

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
The New PenFacs, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of The New PenFacs, In. as of December 31, 2020 and 2019, and the related statements of earnings, changes in stockholder's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The New PenFacs, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The New PenFacs, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of The New PenFacs, Inc.'s financial statements. The supplementary information is the responsibility of the entity's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as The New PenFacs, Inc.'s auditor since 2018.
Norwell, Massachusetts

February 5, 2021

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 51,586	$ 36,108
Prepaid expenses	4,429	5,120
TOTAL ASSETS	$ 56,015	$ 41,228
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued taxes	$ 706	$ 456
TOTAL LIABILITIES	706	456
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000	1,000
Additional paid-in capital	47,316	47,316
Retained earnings (deficit)	6,993	(7,544)
TOTAL STOCKHOLDER'S EQUITY	55,309	40,772
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 56,015	$ 41,228

NOTE 1 NATURE OF BUSINESS

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operated one office in Southborough, Massachusetts during 2019 and 2020. Prior to 2017 the Company was located in Salem, New Hampshire. Effective June 1, 2016 Erik DeGregorio became, and continues to be, the sole stockholder of the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

New Accounting Standard Adopted - In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholder's equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Insurance Commission Revenue - The Company's performance obligation with respect to each contract is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission Revenues on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commission revenue, unless there are implied or contractual services to be performed in association with the variable consideration.

During renewal periods, the Company not only receives trailing commissions, it also provides services for these policies. Services include client relations, communication and correspondence on an as needed basis. Based on these factors, management has deemed it acceptable that revenues be recorded in the period cash is received.

In keeping with the recognition requirements of ASC 606, management has concluded that the performance obligations of all first year and renewal commission revenue received for the year ending December 31, 2020 have been satisfied. Since January 1, 2019, the adoption date of ASC 606, there are no additional recognition adjustments necessary to properly recognize revenue for year ending December 31, 2020.

All Commission Revenue for the year ending December 31, 2020 is being recognized at a point in time. The total Commission Revenue recognized for the year ending December 31, 2020 was $365,121. This consisted of $315,646 of first year commission revenue and $49,475 of renewal commission revenue.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with financial institutions with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Fair Value of Financial Instruments

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized, in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents and other current assets and liabilities approximate fair value.

Income Taxes

The Company, with the consent of its sole shareholder, elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax return of its stockholder and there is no federal tax to the Company.

NOTE 3 *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under Appendix E to SEC Rule 15c3-1, the Company is required to maintain a net capital requirement of no less than $5,000 and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500 percent.

At December 31, 2020 and 2019, the Company had net capital of $50,880 and $35,652 which was $45,880 and $30,652 in excess of its required net capital of $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2020 and 2019 was 1.39% and 1.28%, respectively.

NOTE 4 *RELATED PARTY TRANSACTIONS*

The Company shares office space and expenses with another entity related by common ownership. Expenses paid by one company are charged to the other company, as well as a management fee. Rent, utilities and other expenses are reimbursed regularly for these shared expenses.

Administrative management expenses totaled $30,000 and $30,000 for 2020 and 2019, respectively. Office operating costs totaled $18,995 and $20,069 for 2020 and 2019, respectively.

NOTE 5 *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the Company.

NOTE 6 *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 5, 2021, the date which the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States, economic and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.